SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 Or 15 (D) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): October 26, 2005

Alaska Pacific Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Alaska	0-26003	92-0167101
State or other jurisdiction	Commission	I.R.S. Employer
of incorporation	File Number	Identification No.

2094 Jordan Avenue, Juneau, Alaska	99801
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): (907) 789-4844

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

8.01 Other Events

On October 26, 2005, the Company announced that its wholly owned subsidiary, Alaska Pacific Bank, intends to close two of its branch offices. For additional information, reference is made to the press release attached hereto as Exhibit 99, and incorporated herein by reference.

Exhibit
   99   News release of Alaska Pacific Bancshares, Inc. dated October 26, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ALASKA PACIFIC BANCSHARES, INC.

DATE: October 26, 2005   By: _____
                           Roger K. White
                           Senior Vice President and
                            Chief Financial Officer

Exhibit 99

News Release

For Immediate Release

ALASKA PACIFIC BANK TO CLOSE TWO BRANCHES

JUNEAU, Alaska, October 26, 2005 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB) and its wholly owned subsidiary Alaska Pacific Bank today announced the closure of the Bank's offices in Hoonah and Yakutat, Alaska at the end of January 2006. The two offices are the Bank's smallest, with deposits at September 30, 2005 of $4.5 million and $8.2 million, respectively.

Alaska Pacific Bank opened the facilities in 2000 when Key Bank closed its branches in Hoonah and Yakutat. No other financial institution has a banking facility in either of these small communities, each with a population of less than 1,000. The Bank intends to continue to serve these communities through available remote services – including on-line banking and bill payment services, bank-by-mail, direct deposit, toll-free telephone banking, and ATM and Visa Check Cards – as well as through its other five branches in Southeast Alaska.

The closures are intended to improve profitability by eliminating the cost of maintaining and staffing a physical facility in each community. Total direct noninterest expense of the two branches has averaged approximately $360,000 per year for the past two years. The annual improvement to pre-tax income depends upon the amount of business that is ultimately retained after the closures. The one-time costs of closing the two offices have not yet been determined, but will be accrued and expensed during the fourth quarter of 2005 and first quarter of 2006 as incurred.

According to Craig E. Dahl, President and CEO, "This has been a difficult decision in view of the loyal customers, dedicated staff, and the potential effects on the communities. However, we plan to do all we can to smooth the transition for customers and to continue to serve them in the coming years."

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the cost of closing the branches and the business retained by the Bank after the branches are closed.

Contact: Roger K. White   Craig E. Dahl
Senior Vice President and CFO   or   President and CEO
907-790-5135   907-790-5101